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EXHIBIT 21


                          SUBSIDIARIES OF NEXMED, INC.

1. NexMed Holdings, Inc. is a wholly-owned subsidiary of NexMed, Inc. and is incorporated in Delaware.

2. NexMed (U.S.A.), Inc. is a wholly-owned subsidiary of NexMed, Inc. and is incorporated in Delaware.

3. NexMed International Limited is a wholly-owned subsidiary of NexMed, Inc. and is a British Virgin Islands Company.

     (a) NexMed (Americas) Limited is a wholly-owned subsidiary of NexMed International Limited and is incorporated in Nova Scotia.

     (b) NexMed (Asia) Limited is a wholly-owned subsidiary of NexMed International Limited and is incorporated in Hong Kong.

          (i) NexMed Pharmaceuticals (Zhongshan) Ltd. is a sino-foreign joint venture entity which is 70%-owned by NexMed (Asia) Limited.

     (c) NexMed Peru S.A. is a joint venture incorporated in Peru and is 70%- owned by NexMed International Limited.